UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): February 13, 2026
VISA INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-33977 (Commission File Number)	26-0267673 (IRS Employer Identification No.)

P.O. Box 8999 San Francisco, California (Address of Principal Executive Offices)	94128-8999 (Zip Code)
Registrant’s Telephone Number, Including Area Code: (650) 432-3200
N/A
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	V	New York Stock Exchange
1.500% Senior Notes due 2026	V26	New York Stock Exchange
2.250% Senior Notes due 2028	V28	New York Stock Exchange
2.000% Senior Notes due 2029	V29	New York Stock Exchange
3.125% Senior Notes due 2033	V33	New York Stock Exchange
2.375% Senior Notes due 2034	V34	New York Stock Exchange
3.500% Senior Notes due 2037	V37	New York Stock Exchange
3.875% Senior Notes due 2044	V44	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01    Regulation FD Disclosure.

On February 13, 2026, Visa Inc. (“Visa” or the “Company”) announced that Visa’s Board of Directors has authorized the Company to proceed with a successive exchange offer in respect of Visa’s outstanding Class B common stock as promptly as practicable after the conditions previously disclosed in the Company’s definitive proxy statement filed on December 7, 2023 (the “proxy statement”) have been met, subject to any unforeseen circumstances.
As set forth in the proxy statement, the Company may, but is under no obligation to, conduct a successive exchange offer for Class B common stock if (i) one year has passed since the initial exchange offer for Class B-1 common stock; and (ii) the estimated interchange reimbursement fees at issue in unresolved claims for damages in the U.S. covered litigation have been reduced by 50% or more since October 1, 2023, as determined by the Company (the “conditions”).
More than one year has passed since the launch of the initial exchange offer. As disclosed in the Company’s Form 10-K filed on November 6, 2025, the estimated interchange reimbursement fees at issue in unresolved claims for damages in the U.S. covered litigation was approximately $49.6 billion as of October 1, 2023 and approximately $39.4 billion as of October 1, 2025. The Company believes that, together with recent dismissals, and upon the dismissal of certain claims in the action titled 7-Eleven, Inc., et al., v. Visa Inc., et al., No. 13-cv-4442 (AKH) in the U.S. District Court for the Southern District of New York, which is expected to occur within the next several weeks, the estimated interchange reimbursement fees at issue in unresolved claims for damages in the U.S. covered litigation will fall below 50% of the amount of such fees at issue as of October 1, 2023.
Once the conditions are met, the Company expects to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will contain important information about the Company, the exchange offer, and related matters. The Company expects to extend the exchange offer to holders of all outstanding Class B-1 and Class B-2 common stock, offering them the ability to exchange their shares for a combination of Class B-3 common stock, which will remain subject to transfer restrictions under Visa’s certificate of incorporation, and freely transferable Class C common stock. This announcement does not constitute an offer to exchange.
The timing of the exchange offer will be subject to occurrence of the conditions, review by the SEC of the registration statement, the Company’s outlook of market conditions and other relevant factors at the time.
Additional Information and Where to Find It

If the Company determines to proceed with an exchange offer for outstanding Class B-1 and Class B-2 common stock, the Company will file with the SEC a registration statement on Form S-4 to describe the terms of the exchange offer.
This communication is not a substitute for any exchange offer registration statement, prospectus or other documents the Company may file with the SEC in connection with the foregoing. If and when the Company provides a registration statement relating to a potential exchange offer:
STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Stockholders may obtain a free copy of the exchange offer registration statement (if and when available) and other documents filed by the Company at the SEC’s website at https://www.sec.gov. In addition, stockholders will be able to obtain free copies of the exchange offer registration statement (if and when available) and other documents filed by the Company with the SEC on Visa’s Investor Relations website at http://investor.visa.com.
No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities in any jurisdiction pursuant to or in connection with the potential exchange offer or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

***

This report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to, among other things, Visa’s expectations concerning the satisfaction of the conditions and the potential commencement and timing of an exchange offer described herein. Forward-looking statements generally are identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “projects,” “outlook,” “could,” “should,” “will,” “continue” and other similar expressions. All statements other than statements of historical fact could be forward-looking statements, which speak only as of the date they are made, are not guarantees of future events and are subject to certain risks, uncertainties and other factors, many of which are beyond our control and are difficult to predict.
Whether the conditions are satisfied and Visa conducts an exchange offer, and the timing of any such exchange offer, is subject to a variety of factors, including, but not limited to:
•final outcome of pending settlements in the U.S. covered litigation;
•impact of complex and evolving global regulations;
•increased scrutiny and regulation of the global payments industry;
•impact of government-imposed obligations and/or restrictions on international payments systems;
•impact of laws and regulations regarding the handling of personal data, including laws and regulations related to privacy, cybersecurity and AI;
•impact of tax examinations or disputes, or changes in tax laws;
•outcome of litigation or investigations;
•intense competition in our industry;
•dependence on our client and seller base, which may be costly to win, retain and develop;
•continued push to lower acceptance costs and challenge industry practices;
•dependence on relationships with financial institutions, acquirers, processors, sellers, payment facilitators, ecommerce platforms, fintechs and other third parties;
•our inability to maintain and enhance our brand;
•impact of global economic, political, market, health and social events or conditions;
•our ability to adjust to evolving corporate responsibility and sustainability matters and related regulations;
•exposure to significant risk of loss or reduction of liquidity due to our indemnification obligation to fund settlement losses of our clients;
•failure to anticipate, adapt to, or keep pace with, new technologies in the payments industry;
•a disruption, failure or breach of our networks or systems, including as a result of cyber incidents or attacks;
•our inability to achieve the anticipated benefits of our acquisitions, joint ventures or strategic investments;
•our inability to attract, hire and retain a highly qualified workforce, including key management;
•the conversions of our class B-1, B-2 and C common stock or series A, B and C preferred stock into shares of class A common stock would result in voting dilution to, and could adversely impact the market price of, our existing class A common stock;
•differing interests between holders of our class B-1, B-2 and C common stock and series A, B and C preferred stock compared to our class A common stock concerning certain significant transactions; and
•other factors described in our filings with the SEC, including our Annual Report on Form 10-K for the year ended September 30, 2025, our Quarterly Report on Form 10-Q for the quarter ended December 31, 2025, and any subsequent reports on Forms 10-Q and 8-K.

Except as required by law, we do not intend to update or revise any forward-looking statements as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISA INC.

Date:	February 13, 2026	By:	/s/ Chris Suh
Chris Suh Chief Financial Officer